

Tom Hopkins · 3rd

CEO & CTO, ZEUS Motor, Inc., and also CEO of Zero E Technologies, Inc, (ZEUS Motor's parent) since 2018.

ZEUS Motor, Inc., the motor commercialization subsidiary of Zero E Technologies, Inc. · University of Chicago

Wheat Ridge, Colorado, United States · Contact info

287 connections

Experience

CEO & CTO
ZEUS Motor, Inc., the motor commercialization subsidiary of Zero E Technologies, Inc. · Full-time
Jul 2021 - Present · 8 mos
Greater Denver Area

ZEUS Motor, Inc. is the motor commercialization subsidiary of Zero E Technologies, Inc., a Delaware C-corp, that has developed an extraordinarily efficient electric PM motor, ZEUS Motor, for industrial and commercial use, and for ...see more

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CEO & CTO
Zero E Tech · Full-time
Jan 2009 - Present · 13 yrs 2 mos
Wheatridge, CO

Zero E Technologies is a creative engineering organization that thinks up novel concepts for physical and other devices, develops and patents them, and then either constructs them using contract manufacturers, or licenses their ma ...see more